Exhibit 12.1

SAFEWAY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Fiscal Year
	36 Weeks Ended Sept. 10, 2011	52 Weeks 2010	52 Weeks 2009	53 Weeks 2008	52 Weeks 2007	52 Weeks 2006
Income (loss) before income taxes	$572.4	$881.2	$(953.3)	$1,504.6	$1,403.6	$1,240.0
Add interest expense	187.9	298.5	331.7	358.7	388.9	396.1
Add interest on rental expense (a)	157.0	226.8	230.8	239.2	239.7	256.0
(Less) add equity in (earnings) losses of unconsolidated affiliates, net	(11.1)	(15.3)	(8.5)	2.5	(8.7)	(21.1)
Noncontrolling interests	(0.3)	(0.8)	—	—	—	(4.1)

Earnings (loss)	$905.9	$1,390.4	$(399.3)	$2,105.0	$2,023.5	$1,866.9

Interest expense	$187.9	$298.5	$331.7	$358.7	$388.9	$396.1
Add capitalized interest	9.4	11.0	7.5	12.2	16.0	15.8
Add interest on rental expense (a)	157.0	226.8	230.8	239.2	239.7	256.0

Fixed charges	$354.3	$536.3	$570.0	$610.1	$644.6	$667.9

Ratio of earnings to fixed charges (b)	2.56	2.59	NM	3.45	3.14	2.80

(a)	Based on an 8.5% discount factor in 2007 through the first 36 weeks of 2011 and a 10% discount factor in 2006 on the estimated present value of future operating lease payments.
(b)	NM indicates not meaningful. In 2009, earnings were inadequate to cover fixed charges by approximately $969.3 million due to our recording non-cash goodwill impairment charges of $1,974.2 million, before tax.